Exhibit 99.2

TOP-LINE RESULTS: PHASE 1/2TRIAL OFSEPOFARSEN INLCA10 PATIENTS Conference call October 10, 2019

Forward looking statements This presentation contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such statements include those relating to the development and therapeutic potential of our product candidates, including sepofarsen, QR-421 and QR-1123, our plans and timing of initiating and obtaining results from our ongoing and planned clinical trials, our plans for building commercial infrastructure to support the launch of our product candidates, if approved, our plans and timing of submitting applications for and receiving marketing approval of our product candidates, our expectations for our platform and discovery of new product candidates, our plans for strategic collaborations and alliances for our programs, and our ProQR Vision 2023 strategy. not limited to, any one or more of our product candidates will not be successfully developed or commercialized, the risk of cessation or delay of any ongoing or planned clinical trials, we may not realize the intended benefits of our current and potential future strategic collaborations, we may not discover or develop any new product candidates, that prior results observed from preclinical or clinical trials, will not be replicated or will not continue in ongoing or future studies or trials, that we may not successfully submit applications for marketing approval for our product candidates on time or at all, that regulatory authorities may require additional clinical trials beyond those that we currently contemplate conducting, that we will be unable to obtain and maintain regulatory approval for our product candidates, the risk that the size and growth potential of the market for our product candidates will not materialize as expected, risks associated with our dependence on third-party suppliers and manufacturers, risks regarding the accuracy of our estimates of expenses and future revenue, risks relating to our capital requirements and needs for additional financing, and risks relating to our ability to obtain and maintain intellectual property protection for our product candidates. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks include, but are P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 2

Agenda

Welcome and introduction

by Smital Shah

Top-line results of Phase 1/2 trial

by David Rodman, MD

Inherited retinal disease pipeline

by Daniel de Boer



Smital Shah
Chief Business & Financial Officer



David Rodman, MD
Executive Vice President Research & Development



Daniel A. de Boer
Chief Executive Officer

ProQR Therapeutics October 10, 2019 3

Sepofarsen Phase 1/2 trial topline results David Rodman, MD - Executive Vice Research & Development President P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 4

Phase 1/2 data presentation agenda • • Trial design and top-line summary Best corrected visual acuity • Secondary outcome measures P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 5

Trialdesign and top-line summary Protocol, baseline demographics, subject disposition and top-line efficacy data P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 6

Phase 1/2 – Trial design

Open label, multiple dose, dose escalation study, 11 LCA10 patients with 1 or 2 copies of p.Cys998X, age 8-44, 3 sites (2 US, 1 EU)



Screening baseline
12 months treatment in worse eye
Roll-over to extension + 2nd eye treatment
Adult 160/80µg dose
Adult 320/160µg dose
Pediatric 160/80µg dose
Pediatric 320/160µg dose
= DSMC review

Objectives	
Base case	Safety/tolerability
	Mechanistic proof-of-concept (full-field stimulation)
Up side	Clinical proof-of-concept (best corrected visual acuity)
	Identify target dose
	Mobility course feasibility in LCA10
Explore	Additional secondary outcome measures

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Phase 1/2 – Baseline Demographics

160μg/80μg cohort, n=6; 2 LP only, 3 BRVT, 1 ETDRS
320μg/160μg cohort, n=5; 3 LP only, 1 BRVT, 1 ETDRS

Gender	2nd *CEP290* Allele	Age/Group	Baseline BCVA [LogMAR]	Treated Eye	Dose [μg]
M	c.2503_2504delAC	19 / Adult	LP / LP	Right	160/80
M	c.4723A>T	41 / Adult	LP / LP	Right	160/80
M	c.5668G>T	44 / Adult	2.4 / 2.3	Left	160/80
F	c.4438-3delC	16 / Pediatric	2.5 / 2.5	Right	160/80
M	c.6277delG	8 / Pediatric	1.9 / 2.1	Left	160/80
F	c.2991+1655A>G	14 / Pediatric	0.6 / 0.6	Left	160/80
F	c.3167_3168insA	21 / Adult	LP / LP	Right	320/160
F	c.4723A>T	27 / Adult	1.1 / 0.7	Right	320/160
F	c.4393C>T	24 / Adult	LP / LP	Right	320/160
M	c.6277delG	10 / Pediatric	1.9 / 1.4	Right	320/160
F	c.547_550delTACC	15 / Pediatric	LP / LP	Right	320/160

BRVT = Berkley Rudimentary Vision Test (1.7-4.0 LogMAR) | ETDRS = Standard Eye Chart (0.0-1.6 LogMAR)
4.0 LogMAR = Light perception (LP) only | 3.0 LogMAR = Hand motion | 2.0 LogMAR = Finger counting | 1.0 LogMAR = 20/200 | 0.0 LogMAR 20/20

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Disposition >4000 subject treatment-days at two dose levels 6 treated 160µg/80µg 6 completed roll-over to extension 12 screened 11 enrolled 5 treated 320µg/160µg 5 completed 1 screen fail P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 9

Top-lineefficacy results Primary and key secondary outcome measures pooled analysis n=11 Mechanistic proof-of-concept p<0.02 vs. CE = improved 2 1.75 (0.75) outcome* score (n=10) p=0.1 vs. CE *Additional exploratory outcome measures, including OCI, PLR, OCT, PROs being analyzed P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 10 Direction of improvement Responder threshold Mean change from baseline at month 12 (SEM) Assessment Treated (TE) Untreated (CE) Full field stimulus (FST) red – log cd/m2 (n=10) = improved -0.5 -0.92 (0.18) p<0.01 vs. CE -0.16 (0.16) Full field stimulus (FST) blue – log cd/m2 (n=10) = improved -0.5 0.02 (0.11) -0.79 (0.23) Clinical proof-of-concept Best corrected visual acuity (BCVA) – LogMAR (n=11) = improved -0.3 -0.11 (0.07) -0.55 (0.26) p<0.05 vs. CE Secondary Mobility course – composite 2.5 (0.99) Objective

Example of mobility course responder (video) Before and after treatment P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 11

Top-line safety summary Positive benefit/risk in 160µg/80µg cohort with 50% incidence of lens opacity Subclinical retinal findings in 320µg/160µg cohort Edema SAE/AE P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 12 Cataracts Retinal thinning Cystoid Macular 6 SAE (surgery)/2 AE 0 SAE / 2 AE 0 SAE / 2 AE Dose-dependent incidence Yes Yes Yes Timing (160μg/80μg cohort) 8-12 months No cases No cases Timing (320μg/160μg cohort) 3-9 months 3-10 months 3-4 months Treatment-responsive Yes Stabilized Yes

Phase 1/2 – Progress against Objectives

Base-case and upside objectives achieved
Regulatory agreement and global Ph2/3 adaptive pivotal trial underway

Objectives	Outcome
Safety/tolerability	√ 160µg/80µg – 50% incidence of cataracts manageable with surgery
Mechanistic proof-of-concept (Full-field stimulation)	√ Positive
Clinical proof-of-concept (BCVA)	√ Positive
Identify target dose	√ Positive - target dose for pivotal trial confirmation identified and agreed with FDA and EMA
Mobility course feasibility in LCA10	√ Positive - formal validation study in progress

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Best corrected visual acuity Primary outcome measure: best corrected visual acuity (BCVA), month 12 vs. baseline P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 14

BCVA stratified by dose cohort Primary outcome measure – mean change in BCVA Benefit maintained from month 3 to month 12 Phase 2/3 trial target dose (0.0) P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 15 Mean BCVA LogMAR Treated eye (SEM) Contralateral eye (SEM) month 3 month 12 month 3 month 12 Pooled analysis (n=11) -0.50 (0.24) -0.55 (0.26) 0.0 (0.04) -0.11 (0.07) 160μg/80μg (n=6) -0.81 (0.41) -0.93 (0.43) -0.22 (0.11) 0.01 (0.08) 320μg/160μg (n=5) -0.13 (0.1) -0.11 (0.07) 0.01 (0.04) 0.0

160µg/80µg cohort Consistent improvement with favorable benefit/risk Responder Rate BCVA baseline (LogMAR) 0.63 * 2.4 2.1 2.45 4.0 4.0 0 -0.1 -0.2 -0.3 -0.4 -0.5 -0.6 -0.7 -0.8 -0.9 -1 EU US 160μg/80μg (n=6) 67% 83% 33% 33% Safety Findings * = homozygous subject pre-cataract benefit 2/2 subjects -1.7 -2.66 P r o Q R T h e r a e u t i c O c t o b e r 1 0 , 2 0 1 9 16 Change from baseline (LogMAR) Tolerability 160μg/80μg (n=6) No issues Systemic safety No issues Lens opacity 3 findings Cataract surgery outcome 2 surgeries. Complete recovery of Retinal findings No issues Responder (%) Treated eye Contralateral eye US responder threshold EU responder threshold US responder threshold EU responder threshold

320µg/160µg cohort Less improvement with dose-limiting safety findings Responder Rate BCVA baseline (LogMAR) 4.0 1.05 4.0 4.0 1.9 0 -0.1 -0.2 -0.3 -0.4 -0.5 -0.6 -0.7 -0.8 -0.9 -1 EU US 320μg/160μg (n=5) 20% 20% 0% 0% Safety Findings pre-cataract benefit 4/4 subjects CME treated topically with improvement. Retinal thinning stabilized 2-3 months P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 17 Change from baseline (LogMAR) Tolerability 320μg/160μg (n=5) No issues Systemic safety No issues Lens opacity 5 findings Cataract surgery outcome 4 surgeries. Complete recovery of Retinal findings 4 findings in 3 individuals Responder (%) Treated eye Contralateral eye US responder threshold EU responder threshold US responder threshold EU responder threshold

Sustained improvement in BCVA for at least 1 year All responses maintenance (7/7) were maintained for dose All treated (n=11) a minimum of 6 months after a 160μg/80μg Cohort (n=6) 0.2 0.2 Impaired Acuity 0 0 -0.2 -0.2 Minimal Clinically Important Difference (MCID) (-0.3 LogMAR) -0.4 -0.4 -0.6 -0.6 -0.8 -0.8 -1 -1 Improved Acuity -1.2 -1.2 Treated eye ContraTlaEteral eCyEe P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 18 Change from baseline in BCVA (logMAR)

Secondary outcome measures Mobility testing and full field stimulation P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 19

Key outcome measures change month Target registration dose level: 160µg/80µg (n=6) 12 Every six-month dosing interval-maintained benefit BCVA (LogMAR) FST (cd/m2) Mobility (Levels) 0.2 0.2 4.5 Impaired Acuity Less Sensitive Less Impairment 4 0 0 3.5 -0.2 3 -0.2 2.5 -0.4 -0.4 2 -0.6 1.5 -0.6 1 -0.8 0.5 -0.8 -1 0 -1.2 -1 -0.5 Improved Acuity More Sensitive More Impairment TE blue light TE red light CE blue light CE red light TE CE P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 20

Example of a 160µg/80µg responder >6-month dosing interval 7/7 trial subjects with BCVA improvement sustained that benefit during BCVA (LogMAR) FST (cd/m2) Mobility (Levels) 3 0 -0.2 -0.4 -0.6 -0.8 -1 -1.2 -1.4 -1.6 -1.8 -2 -2.2 -2.4 20 Impaired Acuity Less Sensitive Less Impairment 18 2.5 16 14 2 12 1.5 10 8 1 6 4 0.5 2 0 0 Improved Acuity More Sensitive More Impairment Dose Dose Dose TE blue light TE red light TE 6m interval* *7/7 trial subjects with BCVA improvement sustained that benefit during >6-month dosing interval P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 21

Example of homozygous subject 13-letter improvement in BCVA with robust improvement in mobility and FST BCVA (LogMAR) FST (cd/m2) Mobility (Levels) 0.7 0 -0.2 -0.4 -0.6 -0.8 -1 -1.2 -1.4 -1.6 -1.8 -2 -2.2 -2.4 20 Impaired Acuity Less Sensitive Less Impairment 18 0.65 16 0.6 14 0.55 12 0.5 10 8 0.45 6 0.4 4 0.35 2 0.3 0 Improved Acuity More Sensitive More Impairment Dose TE blue light TE red light 12m interval P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 22

Top-line efficacy data

Target registration dose level: 160µg/80µg (n=6)

Group mean	Treated eye	Contralateral eye
BCVA (LogMAR)	-0.93 $P<0.01$ vs. baseline	-0.22 P=N.S. vs. baseline
FST Red (Log)	-0.66 $P<0.01$ vs. baseline	0.05 P=N.S. vs. baseline
FST Blue (Log)	-0.63 $P<0.01$ vs. baseline	0.12 P=N.S. vs. baseline
Mobility (levels)	+4.0 $P<0.01$ vs. baseline	+2.7 $P<0.05$ vs. baseline

Significance assessed by mixed effects repeated measures model

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Pivotal phase 2/3 trial

Design agreed on with FDA and EMA

Illuminate


Adaptive repowering
12-month primary endpoint
0 month
3 month
6 month
9 month
15 month
18 month
21 month
24 month
sepofarsen: 160µg loading dose, 80µg maintenance dose (n=10)
Safety
sepofarsen: 80µg loading dose, 40µg maintenance dose (n=10)
Safety
Sham-procedure (n=10)
Crossover
= Dose first eye
= Dose second eye

- Double-masked, randomized, controlled, 12-month, multiple dose study
- Could serve as the sole registration trial
- Sites in North America and select European countries
- Minimum 30 subjects ≥8 years old
- Adaptive repowering when 18 subjects reach month 3 (BCVA, active vs. sham, 80% power, alpha 0.05)
- Enrollment started in 1H 2019
- Primary (registration) endpoint:
  - Visual acuity (ETDRS, BRVT)
- Key secondary endpoints
  - Mobility course
  - Full field stimulus testing (FST)

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Inherited retinal diseasepipeline Daniel A. de Boer - Chief Executive Officer P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 25

ProQR’s VISION2023 2 3 7 LATE STAGE EARLY STAGE PROGRAMS COMMERCIAL PRODUCTS PROGRAMS P r o Q R T h e r a p e u t i c s O c t o b e r 1 0 , 2 0 1 9 26 A FULLY INTEGRATED INHERITED RETINAL DISEASE COMPANY BY 2023

Inherited retinal disease pipeline



DISCOVERY
PRECLINICAL DEVELOPMENT
PROOF OF CONCEPT TRIALS
LATE STAGE/ REGISTRATIONAL TRIALS
Ophthalmology
Sepofarsen (QR-110) for LCA10 p.Cys998X
QR-421a for Usher syndrome 2A exon 13
QR-1123 for P23H adRP - *discovered by Ionis*
QR-504 for FECD3
QR-411 for Usher syndrome 2A PE40
QR-1011 for Stargardt's disease c.5461-10T>C
QRX-461 for Usher syndrome undisclosed mutation
QRX-136 for LCA undisclosed mutation

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ProQR's VISION2023

THE 3 PILLARS OF VISION 2023

Discovery engine

- Specialized integrated discovery engine
- Discovering 10 or more new IRD drugs per year
- Use human optic cups to pre-clinically validate clinical molecules

Development

- Utilize digital clinical trials
- Use innovative Bayesian adaptive designs to accelerate time to NDA / MAA

Commercial

- Establish IRD specialized commercial infrastructure in North America and Europe
- Focused on ~approx. 30 specialist centers that treat majority of IRD patients
- Leverage commercial infrastructure for multiple products to same call points

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Summary

- **Sepofarsen for LCA10**
  - Phase 1/2 top line data confirms all assumptions for the Phase 2/3 Illuminate pivotal trial
  - Phase 2/3 on track to deliver data in H1 2021
- **QR-421a for Usher syndrome**
  - On track to deliver 12 patient interim data in Q1 2020
- **QR-1123 for adRP**
  - Recently opened IND and expect to dose a first patient in Q4
- Preparations for commercial launch of first product on track

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Q&A

IT’S IN OURRNA